SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31344]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

November 21, 2014

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of November 2014. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on December 19, 2014, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Cushing Funds Trust [File No. 811-22428]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to corresponding series of MainStay Funds Trust, and on July 7, 2014, made distributions to its shareholders based on net asset value. Expenses of $822,606 incurred in connection with the reorganization were paid by Cushing Asset Management, L.P., applicant's investment adviser, and New York Life Investment Management LLC, the surviving fund's investment adviser.

Filing Date: The application was filed on October 27, 2014.

Applicant's Address: 8117 Preston Rd., Suite 440, Dallas, TX 75225.

Lattice Strategies LLC [File No. 811-23001]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant states the filings on Form N-8A and N-1A made under applicant's file number were inadvertent and were intended instead to be filed under the file number of Lattice Strategies Trust.

Filing Date: The application was filed on October 24, 2014.

Applicant's Address: One Embarcadero Center, 23rd Floor, San Francisco, CA 94111.

Oceanstone Fund [File No. 811-21930]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 29, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on October 29, 2014.

Applicant's Address: PO Box 130982, Carlsbad, CA 92013.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary